UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)1

                       Shared Technologies Fairchild Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.004 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    818905101
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                 Daniel R. Tisch
                            c/o Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                               Page 1 of 14 Pages

                                  SCHEDULE 13D



CUSIP No. 818905101                               Page  2  of  14  Pages
          ---------                                    ---    ----

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mentor Partners, L.P.  Employer I.D.# 06-126-0469
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                 (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER

         SHARES                    1,164,700
                         -------------------------------------------------------
      BENEFICIALLY            8    SHARED VOTING POWER

        OWNED BY                   0
                         -------------------------------------------------------
          EACH                9    SOLE DISPOSITIVE POWER

        REPORTING                  1,164,700
                         -------------------------------------------------------
         PERSON               10   SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,164,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 14 Pages

     This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 8, 1997, as amended on September 18, 1997 (the "Schedule 13D") by Mentor Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to Common Stock, par value $0.004 per share (the "Shares"), of Shared Technologies Fairchild Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

     The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     The $11,865,239.62 used to purchase Shares of the Company for the Partnership came from the Partnership's working capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Company Shares acquired by the Partnership were purchased in the ordinary course of business.

     The $881,013.25 used to purchase Shares of the Company for Offshore was furnished from Offshore's investment capital, which at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Shares of the Company acquired for Offshore were purchased in the ordinary course of business.

                               Page 3 of 14 Pages

Item 5.   Interest in Securities of the Issuer.

     The  information  set forth in Item 5 of the Schedule 13D is hereby amended
and  supplemented  by  adding  the  following   information  to  the  respective
paragraphs thereof:

     (a) As of the date hereof, the Partnership owns beneficially an aggregate of 1,083,700 Shares of the Company (or approximately 6.3% of the Company's Common Stock outstanding on October 8, 1997) and the Partnership may be deemed to own beneficially an aggregate of an additional 81,000 Shares of the Company (or 0.5% of the Company Common Stock outstanding on October 8, 1997) owned by
Offshore, in each case based on the number of 17,167,905 Shares of Company Common Stock then outstanding as set forth in the Company's most recent filing with the Securities and Exchange Commission.

     (b)  See Item 6.

     (c) Except as set forth in Exhibit A, which is hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any of the Control Persons or Offshore.

Item  6.  Contracts, Arrangements, Understandings or
          Relationships with Respect to the Securities of the Issuer.

     The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

                               Page 4 of 14 Pages

     On October 26, 1997, the Partnership entered into a certain voting agreement (the "Voting Agreement", a copy of which is attached hereto as Exhibit B and is hereby incorporated herein by reference) with Tel-Save Holdings, Inc., a Delaware corporation (the "Acquiror"), in connection with an Agreement and Plan of Merger (the "Merger Agreement") dated July 16, 1997 by and among the Acquiror, the Company and TSHCo, Inc., a Delaware corporation wholly owned by the Acquiror. Under the Voting Agreement, the Partnership is obligated to vote all Shares of the Company owned or controlled by it (together, the "Controlled Shares") in favor of the Merger Agreement and the merger (the "Merger") contemplated by the Merger Agreement, and not to vote the Controlled Shares in any manner which would tend to frustrate the consummation of the Merger. Under the Voting Agreement, the Partnership is also obligated not to dispose of or enter into any agreement to dispose of Shares owned by it, unless the transferee of such disposition is made a party to and subject to the restrictions of the Voting Agreement.

Item 7.   Material to be Filed as Exhibits.

     The information set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

  Exhibit A --      Acquisitions of Shares by the Partnership and
                    Offshore During the Past Sixty Days.

  Exhibit B --      Voting Agreement between Mentor Partners,
                    L.P. and Tel-Save Holdings, Inc. dated
                    October 26, 1997.

                               Page 5 of 14 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  October 30, 1997
                                                  ----------------
                                                       (Date)


                                                  /s/ Daniel Tisch
                                                  ----------------
                                                     (Signature)


                                                  Daniel R. Tisch
                                                  Authorized Signatory
                                                  MENTOR PARTNERS, L.P.
                                                  ---------------------
                                                      (Name/Title)


                               Page 6 of 14 Pages

                                  EXHIBIT INDEX


Exhibit A --        Acquisitions of Shares by the Partnership and
                    Offshore During the Past Sixty Days.

Exhibit B --        Voting Agreement between Mentor Partners, L.P. and
                    Tel-Save Holdings, Inc. dated October 26, 1997.

                               Page 7 of 14 Pages

                                    EXHIBIT A

                    Acquisitions of Shares by the Partnership
                     and Offshore During the Past Sixty Days
                     ---------------------------------------

                    Date of            Number        Aggregate       Price Per
Entity            Transaction         of Shares        Price           Share

Partnership    September 2, 1997        15,500       167,169.05        10.785

               September 2, 1997        81,100       876,893.75        10.813

               September 9, 1997        10,000       116,450.00        11.645

              September 10, 1997        40,000       470,176.00        11.754

              September 11, 1997        29,700       345,856.50        11.645

              September 11, 1997         6,000        70,680.00        11.780

              September 12, 1997        13,000       153,010.00        11.770

              September 15, 1997        24,700       289,493.88        11.720

              September 16, 1997        10,000       115,513.00        11.551

              September 17, 1997        40,500       458,156.25        11.313

              September 17, 1997        40,800       466,409.28        11.432

              September 18, 1997         2,200        24,918.96        11.327

              September 19, 1997        18,000       208,477.80        11.582

              September 19, 1997        36,000       414,752.40        11.521

              September 29, 1997         5,000        59,575.00        11.915

              September 29, 1997        18,000       218,610.00        12.145

              September 30, 1997        10,000       120,000.00        12.000


Offshore      September 10, 1997         5,000        58,750.00        11.750

              September 17, 1997         7,500        84,843.75        11.313

              September 17, 1997         7,500        85,737.00        11.432

              September 26, 1997         1,000        11,645.00        11.645


================================================================================
All Shares were purchased in transactions on the NASDAQ National Market.


                               Page 8 of 14 Pages

                                    EXHIBIT B

                                VOTING AGREEMENT

     This Voting Agreement ("Agreement") is entered into as of October 26, 1997 by and between Mentor Partners, L.P. ("Stockholder") and Tel-Save Holdings, Inc., a Delaware corporation ("Acquiror").

     WHEREAS, Shared Technologies Fairchild Inc., a Delaware corporation (the "Company"), Acquiror and TSHCo, Inc., a Delaware corporation and a wholly owned subsidiary of Acquiror ("Merger Sub"), are parties to an Agreement and Plan of Merger dated as of July 16, 1997 (the "Merger Agreement"), which provides, among other things, for the merger of the Company with and into Merger Sub (the "Merger"), with Merger Sub as the surviving corporation and a wholly owned subsidiary of Acquiror and which must be approved by holders of the requisite percentages of the outstanding shares of capital stock of the Company entitled to vote upon the Merger (such shares of capital stock, the "Company Common Stock") at a special meeting of the Company's stockholders (the "Special Meeting") called for the purpose of approving the Merger, all in accordance with the requirements of the Delaware General Corporation Law, the Company's Certificate of Incorporation and the Company's By-Laws;

     WHEREAS, as of the date hereof, Stockholder owns (either beneficially or of record) the number of shares (the "Shares") of Company Common Stock set forth opposite such Stockholder's name on Schedule A hereto; and

     WHEREAS, as a condition to the willingness of Acquiror to proceed with the Merger Agreement, Acquiror has requested that Stockholder execute and deliver to Acquiror and Merger Sub this Agreement;

     NOW, THEREFORE, the parties agree as follows:

     1. Agreement to Vote Shares. Stockholder agrees to vote the Shares and any other shares of Company Common Stock which Stockholder, directly or indirectly, controls at the Special Meeting or at any other meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company (a) in favor of the Merger, (b) in favor of the Merger Agreement, and (c) against any amendment of the Company's Certificate of Incorporation or By-Laws or other proposal or transaction involving the Company or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

     2. Covenants. Stockholder agrees with respect to itself and the Shares it owns that:


                               Page 9 of 14 Pages

(a) It shall not, except consistent with the terms of this Agreement, (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein, (iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby, or (iv) grant any proxies or powers of attorney with respect to any of the Shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to such Shares. Notwithstanding the foregoing, Stockholder may transfer its Shares if such transferee becomes a party to and bound by all of the terms of this Agreement.

(b) It will not enter into any  transaction,  take any  action,  or  directly or indirectly cause any event to occur that would result in any of the representations or warranties of Stockholder herein contained not being true and correct at and as of the time immediately after the occurrence of such transaction, action or event.

     3. Representations and Warranties. Stockholder represents and warrants with respect to itself and the Shares it owns that:

(a) It is the record or beneficial owner of the number of Shares set forth on Schedule A opposite its name and, except for the Shares, it is not the record or beneficial owner of any shares of the Company Common Stock.

(b) This Agreement has been duly executed and delivered by Stockholder and constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms. Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Neither the execution and delivery of this Agreement nor the consummation by Stockholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Stockholder is a party or bound or to which the Shares are subject which would materially impair the ability of Stockholder to perform hereunder. Consummation by Stockholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Stockholder or the Shares, except for any filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the filing of an amendment to the Schedules 13D, if any, filed by Stockholder with respect to the Company Common Stock.

                               Page 10 of 14 Pages

(c) The Shares owned by Stockholder and the certificates representing such Shares are now and at all times during the term hereof will be held by Stockholder or by a nominee or custodian for its benefit, free and clear of all liens, claims and security interests (except that the Shares are and may be held in a margin account), proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

(d) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the agreements included herein based upon arrangements made by or on behalf of Stockholder.

     4.  Certain  Events.   Stockholder  agrees  that  this  Agreement  and  the
obligations hereunder shall attach to the Shares owned by it and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation such person's heirs, guardians, administrators or successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Common Stock, or the acquisition of additional shares of Company Common Stock by Stockholder, this Agreement and the obligations hereunder shall attach to any additional shares of Company Common Stock or other voting securities of the Company issued to or acquired by Stockholder. In the event of a stock dividend or distribution, or any change in Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

     5. Specific Enforcement of Voting Agreement. Stockholder expressly acknowledges that damages alone will not be adequate remedy for any breach by Stockholder of this Agreement and that Acquiror, in addition to any other remedies it may have, will be entitled as a matter of right, to injunctive relief, including specific performance, in any court of competent jurisdiction with respect to any actual or threatened breach by Stockholder of the provisions of this Agreement.

     6. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the consummation of the Merger, (b) January 15, 1998, or (c) the date of termination of the Merger Agreement by any of the parties thereto.

     7. Miscellaneous.

                               Page 11 of 14 Pages

(a) All communication under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        If to Acquiror: 6805 Route 202 New Hope, Pennsylvania
        18938 Attention:  Aloysius T. Lawn, IV Telecopy: (215)
        862-1085

        with a copy to: Arnold & Porter 399 Park Avenue New York,
        New York 10022 Attention: Jonathan C. Stapleton Telecopy:
        (212) 715-1399

        If to Stockholder: Mentor Partners, L.P., c/o WTG & Co.,
        L.P., 500 Park Avenue, New York, New York 10022,
        Attention:  Mr. Daniel Tisch Telecopy No: (212) 826-8928

(b) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) This Agreement constitutes the entire agreement relating to the subject matter covered herein, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(d) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except that this Agreement shall be binding upon Stockholder and its successors and assigns and except as provided in Section 2(a).

(e) The construction and performance of this Agreement will be governed by the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(f) If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

(g) Stockholder hereby agrees that irreparable damage would occur and that Acquiror would not have any adequate remedy at

                               Page 12 of 14 Pages
law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Acquiror shall be entitled to an injunction or injunctions to prevent breaches by Stockholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court, in addition to any other remedy to which it is entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of Delaware or a Delaware state court.

(h) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

(i) This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     IN WITNESS WHEREOF, the parties have caused this agreement to be executed by their duly authorized officers all as of the day and year first above written.

                                      MENTOR PARTNERS, L.P.
                                        By: WTG & CO., L.P.,
                                            General Partner

                                        By:/s/ Daniel Tisch
                                           -----------------------------
                                           Daniel Tisch, General Partner

                                       TEL-SAVE HOLDINGS, INC.

                                        By: /s/ Aloysius T. Lawn, IV
                                            ------------------------
                                           Name:  Aloysius T. Lawn, IV
                                           Title: General Counsel and Secretary

                               Page 13 of 14 Pages

                                   SCHEDULE A


Stockholder                          Number of Shares Owned
Mentor Partners, L.P.                1,083,700

                               Page 14 of 14 Pages